Exhibit 12.1

3D SYSTEMS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010	2009
Fixed charges
Interest on debt and capitalized leases	308,346	2,451,080	8,592,188	1,680,415	587,252	617,992
Amortization of debt discount and expense	95,000	974,000	3,876,000	409,219	—	—
Interest element of rentals	776,889	2,294,703	1,654,344	911,754	658,341	568,431

Total fixed charges	1,180,235	5,719,783	14,122,532	3,001,388	1,245,593	1,186,423

Earnings
Net income (loss)	4,877,000	44,107,000	38,941,000	35,420,000	19,566,000	1,139,000
Addback:
Extraordinary charge	—	—	—	—	—	—
Loss from discontinued operation	—	—	—	—	—	—
Consolidated provision (benefit) for income taxes	3,559,000	19,887,000	4,338,000	(2,974,000)	173,000	774,000
Fixed charges	1,180,235	5,719,783	14,122,532	3,001,388	1,245,593	1,186,423

Subtotal earnings	9,616,235	69,713,783	57,401,532	35,447,388	20,984,593	3,099,423

Less : Undistributed earning of less-than-50% owned affiliates	—	—	—	—	—	73,000

Total earnings	9,616,235	69,713,783	57,401,532	35,447,388	20,984,593	3,026,423

Ratio of earnings to fixed charges (1)	8.1	12.2	4.1	11.8	16.8	2.6

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes by fixed charges from operations for the periods indicated. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense.